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                                May 14, 2020

       Chen Franco-Yehuda
       Chief Financial Officer
       Pluristem Therapeutics Inc.
       Matam Advanced Technology Park
       Building No. 5
       Haifa, Israel, 3508409

                                                        Re: Pluristem
Therapeutics Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 30,
2020
                                                            File No. 001-31392

       Dear Ms. Franco-Yehuda:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Proposal No. 3 - Increase the Number of Authorized Shares of Common Stock, page 9

   1.                                                   Please revise the proxy
statement to indicate whether you currently have any
                                                        plans, arrangements or
understandings, written or oral, to issue any of the authorized but unissued shares
that would become available as a result of the amendment to the
                                                        Articles of
Incorporation.
   2. Please expand the disclosure regarding the potential sale of equity securities in order to utilize funds that may
be loaned by the European Investment Bank. Please discuss
                                                        whether you have cash
on hand to satisfy your funding obligations under the Finance
                                                        Contract or if you will
need to raise capital through equity sales, and, if capital raises are necessary, at what
times and amounts and through what types of offerings.
 Chen Franco-Yehuda
FirstNameTherapeutics Inc.Franco-Yehuda
Pluristem LastNameChen
Comapany NamePluristem Therapeutics Inc.
May 14, 2020
Page 2
May 14, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Ron Ben-Bassat